

Mail Stop 3561

August 3, 2017

<u>Via E-mail</u>
Mark S. Heil
President and Chief Executive Officer
Dougherty's Pharmacy, Inc.
16250 Dallas Parkway, Suite 102
Dallas, TX 75248

> **Re: Dougherty's Pharmacy, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 21, 2017**
> **File No. 000-27945**

Dear Mr. Heil:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2017 letter.

<u>Business, page 1</u>

1.   We note your response to prior comment 4 and the statement that future acquisition plans involve pharmacies that "meet with the approval of our lenders, specifically the First National Bank of Omaha." Please state clearly, if true, that future acquisitions are subject to the prior written consent of the lenders.

Management's Discussion and Analysis, page 12

Results of Operations, page 12

2.	We note your response to prior comment 8. Please provide expanded disclosure in your liquidity discussion to address clearly the impact of changes in the DIR fees and material trends and uncertainties.

3.	Refer to prior comment 9. It appears that your working capital net of the disposition of CPOC continue to decrease. Please address the underlying material trends including the impacts of changing accounts receivable, accounts payable and inventory as requested in our prior comment.

4.	We note your response to comment 11 and the statement on pages 7 and 14 that you believe being required to obtain funding to meet the obligation is "doubtful." Please revise to clarify the uncertainty (for example, it is unclear if the co-guarantor has shown an ability and willingness to make timely payments) and the basis for your belief that being obligated to pay is doubtful.

Results of Operations: Comparison of the Three Months Ended March 31, 2017 to the Three Months Ended March 31, 2016, page 13

5.	We note little or no discussion of the reasons for the decreases in revenue or increases in expenses for the quarter. Please provide a substantially expanded management's discussion and analysis that addresses clearly the reasons for the changes in your financial results. Your discussion should not merely be a recitation of financial statements in narrative form but should address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the company. See Instruction 3 to Item 303(b) of Regulation S-K and refer to Section III.B. of Securities Act Release No. 33-8350 for guidance.

Liquidity and Capital Resources, page 14

6.	Please expand your response to prior comments 4 and 12 to address the other material terms of your indebtedness including, for example, restrictive covenants.

7.	We note you have removed the discussions of cash flows for the years ended December 31, 2016 and December 31, 2015 in this amendment. Please revise to include robust discussions of your operating, investing and financing cash flows for the years ended December 31, 2016 and December 31, 2015. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Financial Statements
Note 9. Notes Payable, page F-14

8.	We note your response and disclosure that on July 1, 2017, you have obtained an extension of the revolving line of credit through September 1, 2017, and you are in the process of obtaining an additional term with the same lender for another term of greater than one year. However, you have not demonstrated (a) your ability to refinance the revolving line of credit on a long-term basis extending beyond one year from the date of your balance sheet date and (b) how you met the conditions in ASC 470-10-45-14(b) to justify excluding the revolving line of credit from current liabilities. Accordingly, please revise to include the revolving line of credit in current liabilities or show us why revision is not required. Revise the disclosures here and in Liquidity and Capital resources section as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Quentin Collin Faust, Esq.
         Faust Law Group